EXHIBIT (a)(8)

           AKULA PARTNERS LLC EXTENDS EXPIRATION DATE OF TENDER OFFER
                      FOR UNITS OF ML MEDIA PARTNERS, L.P.

Excelsior, Minnesota, December 18, 2003--Akula Partners LLC (the "Purchaser") today announced that it has extended the deadline for its tender offer for up to 13,160 units of limited partnership interest ("Units") of ML Media Partners, L.P. (the "Partnership") for $750 per unit. The tender offer, as extended, will now expire at 5:00 p.m., New York City time, on December 30, 2003. The tender offer was scheduled to expire at 5:00 p.m., New York City time, on December 22, 2003. As of the date hereof, approximately 420 Units have been validly tendered (and not properly withdrawn).

If the Purchaser does not receive confirmation from the Partnership by February 29, 2004 that all Units tendered in the Offer have been transferred to the Purchaser, the Purchaser will return to unitholders promptly after such date all Units with respect to which the Purchaser has not received such confirmation. The Offer price is still $750 per Unit, in cash, reduced by any cash distributions made or declared on or after November 13, 2003, without interest. All other terms and conditions of the Offer are set forth in the Purchaser's Offer to Purchase, dated November 13, 2003, as amended December 5, 2003 (as amended, the "Offer to Purchase").

The Purchaser's tender offer remains subject to further extension. Any such extension will be followed as promptly as practicable by public announcement thereof, and such announcement will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. Tendering unitholders may withdraw tendered Units at any time prior to the expiration date of the Offer, as extended. If Units previously tendered pursuant to the Offer are not withdrawn prior to the expiration date, the tendering unitholders will be entitled to the Offer price in effect at the expiration of the Offer. Unitholders who have already tendered Units pursuant to the Offer need not take any further action. The Purchaser may amend, extend or terminate the Offer at any time as provided in the Offer to Purchase.

The Purchaser is controlled by its members, Aquitania Partners L.P., Aquitania
(QP) Partners L.P. and Mauretania Partners L.P. and its manager, Providence Capital, LLC. Aquitania, Aquitania QP and Mauretania are controlled by their general partner, Providence Capital. Aquitania, Aquitania QP and Mauretania are investment funds. Providence Capital is a privately-held investment fund.

Questions and requests for assistance or additional copies of Offer materials may be directed to D. F. King & Co., Inc., 48 Wall Street, 22nd Floor, New York, NY 10005, at (888) 628-1041 or (212) 269-5550 for banks and brokers.

                                   * * * * * *

     THIS PRESS RELEASE SHALL NOT CONSTITUTE AN OFFER TO PURCHASE OR A SOLICITATION OF ACCEPTANCE OF THE TENDER OFFER, WHICH MAY ONLY BE MADE PURSUANT TO THE TERMS OF THE OFFER TO PURCHASE AND RELATED AGREEMENT OF ASSIGNMENT AND TRANSFER.